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October 8, 2019

VIA EDGAR AND ELECTRONIC MAIL

David M. Plattner

Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brookdale Senior Living Inc. (the “Company”)
DEFC14A Definitive Proxy Statement filing made on Schedule 14A
Filed on September 19, 2019 by Land & Buildings Investment Management, LLC, et al. (collectively, “Land & Buildings”)
File No. 001-32641

Dear Mr. Plattner:

On behalf of Land & Buildings, we are hereby notifying the Staff of the Securities and Exchange Commission (the “SEC”) that Land & Buildings has withdrawn its solicitation of proxies for the election of its director nominee at the Company’s 2019 annual meeting of stockholders (the “Annual Meeting”) and has therefore terminated its proxy solicitation in connection therewith. Accordingly, Land & Buildings will not solicit proxies in connection with the Annual Meeting. A copy of the press release Land & Buildings issued today announcing its withdrawal of the solicitation was filed by Land & Buildings on Form DFAN14A with the SEC today.

Please do not hesitate to contact me should you have any questions.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda

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